# EMPIRICAL RESEARCH PARTNERS LLC
## (A Limited Liability Company)

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2022

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-65590 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Empirical Research Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

565 Fifth Avenue, 25th floor
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Goldstein | 212-803-8010 | GML_Comm@empirical-research.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

| 529 Fifth Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 11-2-2005 | 2468 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I, Michael Goldstein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Empirical Research Partners LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC, STATE OF NEW YORK
NEIL SCHNEIDER
Registration No. 01SC6065135
Qualified in NEW YORK COUNTY
Commission Expires 10-09-2025

Signature: ______________________

Title: Managing Partner

______________________
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# EMPIRICAL RESEARCH PARTNERS LLC
## (A Limited Liability Company)

## DECEMBER 31, 2022

## TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



**Citrin Cooperman & Company, LLP**
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
**T** 212.697.1000 **F** 212.697.1004
citrincooperman.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Empirical Research Partners LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Empirical Research Partners LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Empirical Research Partners LLC as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Empirical Research Partners LLC's management. Our responsibility is to express an opinion on Empirical Research Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Empirical Research Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

## Uncertainty Regarding Impacts of Recent Disruptions in U.S. Banking System

As discussed in Note 2 to the financial statements, the Company maintains cash balances, which may exceed federally insured limits, in one financial institution. In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as Empirical Research Partners LLC's auditor since 2007.
New York, New York
March 31, 2023


**EMPIRICAL RESEARCH PARTNERS LLC**
**(A Limited Liability Company)**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2022**


**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 46,853,320 |
| Commissions and fees receivable | | 8,212,328 |
| Receivable from clearing brokers | | 294,184 |
| Due from affiliate | | 349,850 |
| Property and equipment, net | | 10,982 |
| Prepaid expenses and other assets | | 764,848 |
| **Total assets** | $ | 56,485,512 |

**LIABILITIES AND MEMBERS' EQUITY**

Liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 14,059,519 |
| Deferred revenue | | 3,816,181 |
| **Total liabilities** | | 17,875,700 |
| Members' equity | | 38,609,812 |
| **Total liabilities and members' equity** | $ | 56,485,512 |


See accompanying notes to the financial statement.


## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Empirical Research Partners LLC (the "Company") is a limited liability company formed pursuant to and in accordance with the Delaware Limited Liability Company Act. The Company commenced operations in 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. The Company's significant estimates include revenue recognition, impairment of fair value of assets, and the allowance for credit losses.

### Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic life of the asset or the remaining life of the lease.

### Leases
The Company has an operating lease agreement for space for a one year term. The Company determines if an arrangement is a lease at the inception of the contract. At the lease commencement date, leases are evaluated to determine whether it will be classified as an operating or finance lease. For leases with a lease term of 12 months or less (a "Short-term" lease), any fixed lease payments are recognized on a straight-line basis over such term, and are not recognized on the statement of financial condition.

### Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturities of three months or less when purchased to be cash equivalents.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

### Concentrations of Credit Risk

The Company maintains its cash at one commercial bank in amounts that at times may exceed the federal insurance limit. The Company's money market funds are comprised of two funds that are managed by one financial institution. At December 31, 2022, the Company's uninsured balance totaled $46,603,320. In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. Given the uncertainty of the situation, the related financial statement impact cannot be reasonably estimated at this time.

### Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

The Company is not subject to federal or state income taxes. Income taxes payable, if any, are the responsibility of the individual members. The Company is subject to the New York City Unincorporated Business Tax.

### Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

*Fair Value Measurements* *(continued)*
Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

*Level 1.* These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has ability to access. The investments are exchange-traded equity and over-the-counter securities.

*Level 2.* These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3.* These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments.

*Current Expected Credit Losses*
The Company applies the provisions of Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

*Current Expected Credit Losses* *(continued)*
For financial assets measure at amortized cost (e.g. cash and commissions and fees receivable from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

*Commissions and Fees Receivable*
Commissions and fees receivable are stated at the amount the Company expects to collect net of any allowance for credit loss as may be determined necessary as described above. At December 31, 2022, there was no allowance for credit losses. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for credit losses would be provided.

*Revenue Recognition*
Revenue from contracts with customers is comprised of commission income earned by providing research. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

*Revenue Recognition* *(continued)*

Commission revenue is derived from contracts with customers. The majority of the Company's commission revenues are paid directly from clients after services have been provided and the performance obligation has been met, or are recorded as deferred revenue upon receipt and recognized over time as the performance obligation is satisfied.

The Company prepares research in the areas of portfolio strategy, quantitative modeling for stock selection, and money management business strategy, which is provided to institutional investors. These include mutual funds, banks, insurance companies, pension funds, and hedge funds. The Company is compensated and receives its fee income for its research in two ways:

1. Commissions earned on transactions in which the Company introduces customers to a clearing broker and the clearing broker will share with the Company certain trading commissions generated by those introduced customers of the clearing broker.
2. Payments directly from clients.

For category one, revenue is recognized on a trade-date basis, while in category two, revenue is generally recognized when the research is utilized by the customer and the customer advises the Company of its usage. For some customers, where the Company has an existing relationship, where research has been provided on a continually renewing basis and payments have been made consistently, the Company will record an estimate of revenue at the end of the respective service period when its performance obligation has been met.

The beginning and ending contract balances were as follows:

|  | December 31, | |
| --- | --- | --- |
|  | 2022 | 2021 |
| Commissions and fees receivable | $ 8,212,328 | $ 6,931,651 |
| Receivable from clearing brokers | $ 294,184 | $ 456,122 |
| Due from affiliate | $ 349,850 | $ 516,107 |
| Deferred revenue | $ 3,816,181 | $ 3,089,280 |

3. **RECEIVABLE FROM CLEARING BROKERS**

The clearing and depository operations for the Company's security transactions are provided primarily by brokers pursuant to clearance agreements. At December 31, 2022, the amount receivable from clearing brokers represents commissions earned by the Company as an introducing broker for the transactions of its customers.

3. **RECEIVABLE FROM CLEARING BROKERS** *(continued)*

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from customer accounts introduced by the Company. At December 31, 2022, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash, and delivery against payment transactions.

4. **CASH, CASH EQUIVALENTS AND RESTRICTED CASH**

Included in ending cash, cash equivalents, and restricted cash in the Company's statement of cash flows for the year ended December 31, 2022, was $300,225 of restricted cash in the form of a letter of credit, which is included in "Prepaid expenses and other assets" in the accompanying statement of financial condition.

5. **PROPERTY AND EQUIPMENT**

Property and equipment consisted of the following at December 31, 2022:

| | | | Estimated Useful Life |
|---|---|---|---|
| Furniture, fixtures and equipment | $ | 141,431 | 3-5 years |
| Computer equipment | | 105,713 | 3 years |
| Leasehold improvements | | 426,022 | Lesser of economic life or remaining lease term |
| | | 673,166 | |
| Less: accumulated depreciation and amortization | | 662,184 | |
| Property and equipment, net | $ | 10,982 | |

6. **EMPLOYEE BENEFIT PLAN**

In 2006, the Company adopted a 401(k) retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum allowed by law. The Company may make profit-sharing contributions that are determined by the managing member according to a discretionary formula in an amount determined each year. Participants are fully vested in their contributions at all times, and the Company's profit-sharing contributions vest immediately. Profit-sharing contributions were not declared by the managing member for 2022.

7. **RELATED PARTY TRANSACTIONS**

The Company has a fee sharing agreement with an affiliate, FMMI INC ("FMMI"), in which the Company is allocated 20% of fees earned from FMMI for shared research services provided. The Company is owed $349,850 from FMMI as of December 31, 2022, which is included in "Due from affiliate" in the statement of financial condition. The Company owes $6,250 to FMMI as of December 31, 2022, which is included in "Accounts payable and accrued expenses" in the statement of financial condition. The amounts do not bear interest and there are no stated payment terms.

8. **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:
   a. *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
   b. *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and
   c. *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table summarizes the Company's assets required to be measured at fair value on a recurring basis at December 31, 2022:

| Assets | Level 1 | Level 2 | Level 3 | Total | Valuation Technique |
|---|---|---|---|---|---|
| Money market funds | $ 46,128,226 | $ - | $ - | $ 46,128,226 | a |

As of December 31, 2022, all of the Company's money market fund accounts included in cash and cash equivalents were considered to be Level 1 in the valuation hierarchy, valued based upon quoted prices in markets that are active and which the Company has the ability to access.

There were no liabilities required to be measured at fair value on a recurring basis at December 31, 2022.

9. **LEASING ARRANGEMENT**

In May 2022, the Company renewed its lease for a one-year period commencing February 1, 2023 and ending February 29, 2024. During 2022 occupancy costs were $808,243.

The approximate minimum future rental payments required as of December 31, 2022, over the term of the lease are as follows:

| Year ending December 31, | Lease |
|---|---|
| 2023 | 586,960 |
| 2024 | 53,360 |
| | $ 640,320 |

During 2022 the operating cash flows from leases was $31,384. Prepaid expenses and other assets include certificates of deposit which collateralize letters of credit for the benefit of the landlord in the amount of $300,226. Total cash paid to the lease holder for the year ended December 31, 2022 was $791,447, of which $640,320 were fixed costs and $151,127 were variable costs.

10. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's uniform net capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2022, the Company had net capital, as defined, of $29,571,646, which exceeded the required minimum net capital of $936,885 by $28,634,761. Aggregate indebtedness at December 31, 2022 totaled $14,053,269. The Company's percentage of aggregate indebtedness to net capital was 47.52%.

11. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred since December 31, 2022 through the date the financial statement was available to be issued. Except for the March 2023 disruption to the U.S. banking system disclosed in Note 2, management has determined that there are no material events that would require disclosures in the Company's financial statement.